Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Potlatch Corporation

Commission File No. 001-05313

The following is a transcript of a conference call and live virtual webcast hosted by Potlatch Corporation for members of the financial analyst community and investors on September 19, 2005.

FINAL TRANSCRIPT

Conference Call Transcript

PCH - Potlatch Conference Call

Event Date/Time: Sep. 19. 2005 / 8:00AM PT

Event Duration: N/A

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

CORPORATE PARTICIPANTS

Jerry Zuehlke

Potlatch Corporation - VP, Finance and CFO

Penn Siegel

Potlatch Corporation - Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Rich Schneider

UBS - Analyst

Kuni Chen

Banc of America Securities - Analyst

Mark Weintraub

Buckingham Research - Analyst

Keith Wiley

Goldman Sachs - Analyst

Kevin Schildt

Delaware Management Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Potlatch Conference Call.

[Operator Instructions].

I would now like to turn the presentation over to your host for today’s conference, Mr. Jerry Zuehlke, CFO. Please proceed, sir.

Jerry Zuehlke - Potlatch Corporation - VP, Finance and CFO

Before we get going with the presentation, I’d like to read a forward-looking statement. During this presentation, we will be making forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risk factors related to the planned REIT conversion and our businesses as detailed from time to time in our reports and proxy statements filed with the SEC. These forward-looking statements are based on current information and we will not be updating them as a result of any new information, future events or otherwise.

At this point, I’d like to turn the time over to Penn Siegel, who will discuss our earlier press release. Penn?

Penn Siegel - Potlatch Corporation - Chairman and CEO

Thanks, Jerry, and good morning, everyone. Thanks for joining us today on such short notice. As you’ve all seen from the press release we issued earlier this morning, our board of directors, after carefully considering various options, has approved a restructuring plan to convert Potlatch to a real estate investment trust or REIT. Our board and management believe that placing Potlatch’s timberland assets into a tax efficient REIT ownership structure is the best way to unlock value for our shareholders, by creating higher earnings and cash flow.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

We have a webcast which some of you are on. I will mention slides numbers as we go through that process. As I mention slide numbers, those of you who don’t have it, at the end of this, after a transcript is transcribed, we will file both the webcast slides and the transcript with the SEC later today. And I’m on slide number 3.

We believe REIT conversion will unlock significant value for our stockholders. We will have, because of the tax efficient REIT structure, we will have a lower cost of capital, which gives us the ability to make accretive timberland acquisitions and we will have a higher cash flow as a result, also due to more efficient tax structure. We expect, initially, to pay a $2.60 per share dividend beginning in 2006, and that is a number which is based — and I’ll go into it with some detail later on current shares outstanding.

In addition, in the first quarter of 2006, we will have an earnings and profit purge in a range of 440 to $480 million as a one-time taxable E&P purge or distribution ,and I’ll go into that in some detail later also. We believe, as we look forward, we have some significant opportunities to grow dividends from existing assets. The most important of these two opportunities — are development our hybrid poplar structural lumber markets and I will go into that in some detail as we go forward also.

In addition, we will be increasing our harvests in northern Idaho from our timberlands fairly significantly over the next decade. Both of these are unrelated to our conversion of a REIT. We would be doing each of these activities whether we converted or whether we elected not to convert. They are both tied to forestry and where we are in the two projects—projects specifically with regard to poplar. And I’ll go into some detail on that later also.

And we intend to continue to maintain low-cost positions in our manufacturing businesses and we will, as we have been over the last several years, continue to shift our mix toward higher margin products and customers markets. Now, I’ll move to slide 4. Slide 4 is a company overview, basically showing where our operations are within the United States. We have about 1.5 acres of productive timberland in Arkansas, Idaho and Minnesota. And we have a 17,000-acre hybrid poplar plantation in northern Oregon.

In addition, the slide shows the locations of our facilities. In wood products, we have very competitive facilities, which are low-cost, 6 sawmills, a plywood plant and a particle board mill. In pulp and paperboard, we have 2 large facilities, one in Lewiston, Idaho, one in Cyprus Bend, Arkansas, on the banks of the Mississippi River. We are the number one nonintegrated domestic producer of bleached paperboard, which has been - and I’ll cover that a little later also, which has been quite important in giving us the ability to improve our mix in that business.And finally, we are the number one producer of private label tissues sold in grocery stores and drug chains in the western United States.

We had LTM sales of about $1.4 billion and LTM EBITDA of $180 million. I would point out that, at the end of this slide presentation, we’re using EBITDA because analysts and REIT analysts frequently look at that as a basis of moving forward. In understanding cash flows and the ability to pay dividends, we have a - slide 17, at the end of this, which reconciles EBITDA to GAAP accounting.

And I will move to slide number 5. From a REIT strategy standpoint, we will continue to uphold the highest forest and resource and management standards. Potlatch is the first and only publicly traded integrated timber company in the United States to have its forestlands 100% Forest Stewardship Council or FSC certified. Potlatch’s forests are also currently certified by the Sustainable Forestry Initiative, which is SFI, and the International Organization for Standardization or ISO 14001. Each of these systems are quite rigorous and require third-party audits.

With the all of these systems, while each is rigorous, they are somewhat different from each other. We believe we have an excellent and leading forest management process from an environmental and a forestry standpoint within the United States. We will also continue to develop high value, nonstructural lumber markets for hybrid poplar. And while lumber is not a REIT activity, the growing of the trees at the hybrid poplar plantation is, and that’s quite important to our future growth.

We will target accretive forestland acquisition opportunities, and we believe we have the ability to do this with the lower cost of capital. And we will continue to sell non-strategic assets, such as property, which is more valuable for uses other than timber growth, i.e. recreational use, for example. I’ll move to slide 6, growth initiatives, and spend a little time on hybrid poplar and Idaho harvests. In poplar, we started this process 12 years ago, growing trees initially for pulpwood. And about 5 years ago, we made a conversion to instead grow high-value saw logs out of hybrid poplar. We have to date invested about $100 million in this project, which is capitalized as part of our timberland account on shareholder books.

Because of accounting rules, we have been required to capitalize these amounts as opposed to expense them because you have to balance revenues against costs. And we are only, in 2006, will be our first year of full production at the hybrid poplar plantation. That $100 million invested over the last 12 years, will be depleted via timber depletion over the 11 year sustainable rotation cycle of that crop. While there will be very small amounts invested in the future, the timberland account, related to hybrid poplar will, by and large, disappear. The amounts reinvested are quite small.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

We have pruned — started pruning trees when we made the shift to produce high-value clear wood on these very fast-growing trees. And over the next 5 years, while 2006 is the first operational year, over the next 5 years, we will get into mostly harvest of pruned saw logs with the smaller portions of the tree being sold as chips, and there is a very substantial value increase as we go through that process.

Moving to Idaho. On portions of our 667,000 acres of timberland in Idaho, we have an age-class imbalance. We have quite a bit of second and third growth timber, which should be removed in order to rebalance the age class distribution of the Idaho timberland asset. That will do a couple of things. It will clearly increase cash flow significantly over the next decade, and it will also improve species diversity and substantially add to the assets’ long-term sustainable productivity. Again, I would point out that neither of these activities has been triggered by our decision to convert to a REIT. Both of these are tied to good forestry.

I’ll move to number 7, which is a strategy for converting assets. The converting assets, once this is over, will move into a taxable REIT subsidiary or TRS. And our goal in that TRS for each of the wood products, pulp and paperboard and consumer products businesses, is to continue to invest in those businesses to be sure they remain cost competitive, so that we continually improve our cost position. We will maintain the high quality — high level of quality and manufacturing in each of those operations.

We have been, over the last 5 years, quite successful at shifting mix towards higher margin products and customer markets, and we will continue to do that within the TRS. We will leverage our FSC certification in a number of markets. We find that there is a growing demand for FSC certified products among architects and many builders and some of the big box stores, et cetera. And we are FSC certified, which is fairly unusual in the United States. And so, we will work to make sure that we leverage that certification in terms of accessing market, which are more profitable for us. Our hybrid poplar, by the way, is also FSC certified.

And we will continue to develop new products. We’ve been pretty successful in developing new products over the last 4 or 5 years. Much of that effort has been—was in wood products and we sold a fair amount of those new products when we elected to sell our OSB business to the Ainsworth Company about 12 months ago. We have continued to work in all areas, not just wood though, and we have a number of other products which we think are quite exciting.

We don’t discuss or announce those new products until they’ve been introduced to the market, for obvious reasons, because there is intellectual property involved in quite a few of them. I’ll flip to the next slide, which is — basically takes a look at net sales and EBITDA over the 2002-2004 period and also has LTM 2005, both net sales and EBITDA through June 30. As you can see in looking at this, there has been growth in sales. These operations, by the way, on the slide do not include the operation we’ve sold.

It would look very different — OSB was extremely profitable. OSB is not in here. We sold our coated paper operations in 2002. From a strategic standpoint, those operations are not in there either and there are a couple of smaller businesses we have elected to close as we went through strategy updates and they’re not in here.

So, this slide refers only to continuing businesses. Again, I would point out that slide 17, at the very end of this presentation, has a GAAP reconciliation between EBITDA and GAAP earnings, and GAAP accounting. I’ll move to slide 9 and the REIT conversion benefits. We believe REIT conversion will unlock significant value for shareholders going forward. There’s certainly potential for value accretion, given public market REIT valuations.

We have been discussing publicly, and I’ll get to this a little bit later, our views of considerations of REIT conversion for some time, so clearly, this announcement this morning does not come as a shock to the market. And some of that market valuation, clearly, we have benefited from already. We do, however, believe that the reduced cost of capital will enhance our ability to make accretive timberland acquisitions and higher cash flow we will have — basically will benefit our shareholders because of the more efficient tax structure.

The current return to shareholders goes up substantially because of the dividend which we believe reduces overall investment risk to our shareholders, the combination of both the increased cash distribution, and the fact that dividends are expected to be treated primarily as long-term capital gains. Some portion of them may be treated as return of capital, and that will vary by year as we work through the entire tax situation.

Flipping to slide 10, this is just to gives us a little history. We publicly first announced our intention to evaluate REIT conversion in the third quarter of 2004. This morning, as you saw from the announcement, the board announced its intention to convert to a REIT effective January 1 of 2006. The earnings and profit or E&P dividend or purge of approximately 440 to $480 million will be distributed to stockholders via a special taxable distribution during the first quarter of ‘06.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

We expect the initial annual dividend as a REIT to be approximately $76 million versus the current amount paid out of about 18 million. I would point out that we have used the $2.60 a share as the dividend rate, initially, for first quarter of ‘06. To the extent that the earnings and profit purge takes first and 80% of that — or at least 80% of that purge will be in shares, the actual dividend per share will be lower. The dollar amount of the dividend will not. So, the $2.60 refers only to current shares outstanding, not what may be outstanding as we pay the dividend in ‘06.

Flipping to chart 11, this is — goes through a conversion process and structure. This morning we filed an S-4 with the SEC, under the name of Potlatch Holdings, Inc. There is voluminous detail in that S-4 on the transaction, the risks involved, the history, et cetera, as all of you know, from SEC filings. The process we will go through is to merge Potlatch into a newly formed subsidiary and the purpose of that, really, is to enable, in our new charter, enable us to have protection to avoid the — there is a REIT rule that no more than 5 individuals, and individuals is described pretty broadly—can own as much as 50% of a REIT.

And so, our whole purpose of really going through this merger process is to be sure that we put into our charter some restrictions to prevent that from happening beyond our control. So, we will go through, once the SEC approves a prospectus, we will go through a vote of shareholders to approve a merger into a wholly-owned subsidiary. Taxable operations will be pushed down into a taxable REIT sub or TRS. And the timberland will remain in the REIT.

We will then change the name of the subsidiary back to Potlatch Corporation. But every shareholder will receive one share of Potlatch REIT stock, which will be renamed Potlatch Corp., for every share they own right now of Potlatch. Moving to slide number 12, I just mentioned we expect an initial annual dividend of $2.60. The first dividend as a REIT will be in the first quarter of ‘06, consistent with our normal quarterly dividend payment schedule.

We will continue to pay in March, June, September and December. Substantially, all dividends paid by our timber REIT are expected to constitute long-term capital gain income that is currently taxes at 15% for individuals. And I would emphasize that the initial dividend does not anticipate or incorporate any anticipated contribution from the hybrid poplar, which I discussed, or the increased harvest program in Idaho.

The initial dividend, really, is based on our current situation absent those 2 quite significant factors for us. And our increased cash flow in the future, as a result, will enhance our ability to increase the dividend. Flipping to slide 13, with regard to the earnings and profit purge, a taxable distribution is a requirement for the REIT conversion. And as I said earlier, that amount of distribution is expected to be in a range of 440 to $480 million.

Stockholders will be offered the chance to — the option to elect to receive the distribution in cash, stock or a combination of cash and stock. However, the way we’ve set this up, no more than 20% of the entire distribution amount will be paid in cash. And so, if you look at the midpoint of that range of $460 million, if the actual amount, which we will determine in the fourth quarter, becomes $460 million, as an example, no more than $92 million of that will be paid in stock — in cash, excuse me.

The rest will be paid in shares of stock. To the extent that you elect to have 20% or less in cash, you will receive that. If you elect to receive more than 20% in cash, the amount, once all people who have asked for 20% or less, have gotten their cash, including yours, as we go through the calculation, the rest will be prorated. And so, you will—you may receive more stock than you have initially asked for because of the way in which the distribution is handled. And as I mentioned, we expect to distribute this before the end of the first quarter of ‘06.

Moving to slide 14, stockholder vote will be conducted to complete the corporate restructuring and to facilitate the REIT conversion. As I mentioned as you saw earlier on slide 11, there are some detailed explanations of the steps that we go through to accomplish this entire transaction. Our expected timing and I’d emphasize this is subject to a lot of things such as how quickly we work through the SEC process and are cleared to issue a prospectus for shareholder vote.

But at this point in time, we anticipate, all things being equal, that proxy statements will be mailed to stockholders in November of this year, that the stockholders meeting to vote on the merger will be held in December, and that January 1 of ‘06, the REIT election will be affective. I would also point out that in the event it takes us somewhat longer to go through this process, and so the process isn’t completed along the lines we anticipate here, we will still convert to a REIT as of January 1 of ‘06.

Moving to slide 15, which is a recap. We believe the REIT conversion really will unlock significant value for our stockholders. We will have a reduced cost of capital, which enhances our ability to make accretive timberland acquisitions. We will have a higher cash flow, which will benefit the shareholders directly through increased dividends. We expect the $2.60 per share initial dividend and the $440 to $480 million of E&P purge, and we have some very significant internal opportunities, which I think may not be present in lots of our competitors.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

And that is the hybrid poplar fortuitously coming on line just at the time we happen to be converting to a REIT. And the increased harvest over the next decade in Idaho, which is significant. And we will continue to maintain our low-cost position in the manufacturing businesses and will move those businesses towards higher margin products.

That’s the end of the formal or semiformal presentation, if you will. That will posted along with the comments I’ve made and question and answers. And I think now is the time we’ll move to question and answer.

QUESTION AND ANSWER

Operator

[Operator Instructions].

And your first question comes from the line of Rich Schneider of UBS. Please proceed.

Penn Siegel - Potlatch Corporation - Chairman and CEO

Good morning, Rich.

Rich Schneider - UBS - Analyst

Good morning. Penn, I was wondering if you could give us some views on what are the harvest levels you expect to have out of the poplar area and how much the harvest levels may go up coming out of Idaho.

Penn Siegel -Potlatch Corporation - Chairman and CEO

With regard to poplar, we have been doing a little bit of harvesting there, Rich, but it’s been primarily pulpwood. We did, late last year and earlier this year, involve — excuse me, install a log merchandising center in the middle of that farm, which basically we take whole trees, bring them to that merchandising center, run them through that to develop logs. And the remainder of the tree, the tops, et cetera, are then chipped and are sold to 3 or 4 different people we’ve been dealing with. The volume harvest will move up pretty quickly.

As of the fourth quarter of ‘05, we are moving that operation into - call it completion from an accounting sense. We have not been allowed to expense most of the expenses. Most of the expenses you should think of as moving water. We are watering 17,000 acres of trees via drip tube out of the Columbia River system. And so, most of the cost, really, is electricity, moving water and electricity comes, primarily, out of the BPA system.

The volume of timber grown each year at Boardman is equivalent to the volume of timber we grow each year on our 319,000 acres of timberland in northern Minnesota. And that volume is very substantial because we water the trees and we have a very complex or — complex may not be the right word, but we have a system there, which is highly sophisticated, where we have in-ground monitors to monitor moisture. And, as a result, everything is computerized.

Various pumps and manifolds are turned on when the trees need water and turned off when they have sufficient water. We fertilize through the drip tubes. So, the growth is very substantial. The volume, I think, we have not, Jerry, forecast publicly what the units are. The units will also increase somewhat and the quality of those units increases dramatically from, say, fourth quarter of ‘05 to the beginning of 2010, just because we will then harvesting pruned trees where the last 7 or 8 years of growth is without knotholes. So, we’ll have lots of clear wood. That hopefully gives you some idea of the magnitude.

With regard to Idaho harvest, we will increase it significantly. We have never followed a practice of giving harvest schedules and one of the reasons is those schedules change somewhat by year from the forecast, just because of weather. We do have weather-related items in all of our regions, primarily in Arkansas and Idaho, which may cause a harvest schedule for a given year to fall over into the next year.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

So, in any 5 year period, we will harvest what we plan, but it may not happen in the given quarter because of weather conditions. It is, in our opinion, as we look at things, it is not as significant an increase in cash flow as hybrid poplar, which is quite large, but is quite significant. That’s probably about as far as I’ll go as — in terms of giving you harvest volumes.

Rich Schneider - UBS - Analyst

In your annual, you show, I think, something like 389,000 tons of sawed timber from Minnesota. Is that sort of the number we’re looking at?

Penn Siegel - Potlatch Corporation - Chairman and CEO

I’ve got to go back and look at that to be sure that doesn’t also include, Rich, when we file our comments with the SEC, we will file a Minnesota growth number. I want to be sure that that number doesn’t include, potentially, some timber that we’ve harvested, since we do have a log merchant — excuse me, that we’ve purchased from others, because we do have a log merchandising business there. I don’t have the number directly in front of me.

Rich Schneider - UBS - Analyst

So, if one were to look at this and look at it relative to the dividend, the hybrid poplar will start to impact you in ‘06 and start to improve your cash flow. The Idaho is going to be a little longer in coming through, and the impact on cash flow will not be as great as the poplar.

Penn Siegel - Potlatch Corporation - Chairman and CEO

Between now and 2010, poplar I believe will have a bigger impact than Idaho. We are working through right now the next few years, I think it’s a 5 year specific harvest plans by site, and we don’t have those numbers yet for northern Idaho, and we won’t probably until the end of this quarter. And even though we have them, we will not publish them. But Idaho could be more important in any one year over the 5 year period, and then going forward we believe hybrid poplar is a significantly larger accretion to cash flow.

Rich Schneider - UBS - Analyst

So are you going to do any further details of breaking out of the resource area? Other REITs provide detail on harvest levels and prices for the blocks, saw timber and pulpwood sales. Are you planning to do anything as a REIT?

Penn Siegel - Potlatch Corporation - Chairman and CEO

We will continue to show the information in similar fashion as we have shown in our 10-K annually in terms of historic what actually happened. I am not a believe in issuing specific forecasts, nor is our board, and so I do not anticipate we will be giving specific forecasts along those lines. We will create another business — line of business segment with this — which you will not see in next year’s 10-K, I don’t think, but you will in subsequent 10-Ks.

The portion of our resource business which involves log merchandising, purchasing timber from others and selling logs, is not a good REIT activity. So, we will have a separate additional line of business in the TRSs, which really revolves around log merchandising and log sales.

Rich Schneider - UBS - Analyst

Okay, just two quick other questions. Could you talk about HBU opportunities? You mentioned conservation areas, but is there many in your timberland holdings?

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

Penn Siegel - Potlatch Corporation - Chairman and CEO

When we set up, we have some identified HBU properties, and to the extent that those involve anything relating to development, which is a prohibited REIT transaction. Those properties we have identified will start off in the TRS. With regard to sale of specific tracts of timberland, let’s say a 40-acre tract in Minnesota which doesn’t grow trees very well but has quite substantial recreational value, we still have the ability to sell those within the REIT and have good REIT income, but it is taxable. Those transactions are taxable for the first 10 years.

As we look broadly, forget Oregon. There are no recreational opportunities — excuse me, there’s some hunting, but there are no development opportunities in the 17,000 acre hybrid poplar plantation. There is very substantial interest from a recreational standpoint throughout northern Minnesota from individuals from larger metropolitan areas such as the Twin Cities and Chicago, and over time we think we will continue to have recreational opportunities.

And if we elect to get involved in something related to development, those properties will be sold from the REIT to the TRS. That would be a taxable transaction, and we would then develop them. To the extent that a given 20-acre or 40-acre parcel does not have a great value for timber, but does have a very good value for recreation, we will sell those or potentially do the 1031 exchanges of those from the REIT itself. With regard to Arkansas, there are some development opportunities or HBU-type opportunities for recreation. By and large, they are not extensive.

If we look to Idaho, northern Idaho is just beginning to see a very large interest in HBU recreational-type development, so we have not been involved in that to much degree. And in northern Idaho, if you think of the area where we operate, there’s about 2.2 million acres about. We own 667,000, the federal government and state combined own another 50% plus. So, most of the private land in northern Idaho in our operating region, on the order of probably 75 or 80% of it is owned by Potlatch. So, as those opportunities develop, we plan to continue to look at them. The development I think is just now starting.

Rich Schneider - UBS - Analyst

And last question, tax impacts. If you look, for example, at your either last 12 months or for example the second quarter, the second quarter I think you had about 13 million pretax earnings. What part — could you give us an idea of how much would be taxed out of that, or over the last 12 months, if you want to use that figure?

Penn Siegel - Potlatch Corporation - Chairman and CEO

I think the best way to look at that, Rich, and I’ll let Jerry correct me if he doesn’t agree, the best way would be on slide 8 that we had which will be posted that shows net sales to EBITDA. It basically shows resource income of, for example, LTM 2005 through June, last 12 months, EBITDA was 179.9 million. Of that 89.5 was resource, and almost all of that — there’s a little bit of log merchandising, but almost all of that is good REIT income.

Rich Schneider - UBS - Analyst

So, in other words, right now a run rate of about half is taxable?

Penn Siegel - Potlatch Corporation - Chairman and CEO

Yes, except for the fact that most of the expenses over and above what you look at it at EBITDA will be in the taxable REIT subsidiary.

Jerry Zuehlke - Potlatch Corporation - VP, Finance and CFO

And just to clarify, too, Rich, once you get a chance to look at the S-4 you’ll see some pro-formas in there for the June 30 period of ‘05, as well as December 31 of ‘04 as if this had already been accomplished. So, that will give you a little bit of history on it.

Rich Schneider - UBS - Analyst

Okay, thanks a lot.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

Operator

Your next question comes from the line of Kuni Chen of Banc of America Securities. Please proceed.

Kuni Chen - Banc of America Securities - Analyst

Hi, good morning, and congratulations on your announcement.

Penn Siegel - Potlatch Corporation - Chairman and CEO

Thanks.

Kuni Chen - Banc of America Securities - Analyst

Just to start off, can you give us a little bit of color on your acquisition strategy in timberlands. Aside from being accretive, are there any specific regions or geographic markets that are more attractive to you?

Penn Siegel - Potlatch Corporation - Chairman and CEO

Given our size, I would think we will be looking, frankly, within the United States. It doesn’t preclude us from looking outside of the United States, but at present we are not set up with the structure to do that. We may have that structure in 12 or 15 months. Other than that, we will basically analyze each transaction. We do that now, but we have found that because we’re a taxable C Corp, it’s extremely hard to compete with TIMOs or other REITs or other tax advantaged MLPs, other tax advantaged entities, because they can earn the same return for their shareholders, obviously, and still pay a much higher price.

We also, as we look at timberland transactions, frankly believe that in some cases the prices look to be too high to us even in a REIT or MLP or other type of TIMO structure. So, we have a very disciplined process of walking through the cash flows from timber on a DCF basis and deciding what we believe we can pay in order for a transaction to be accretive. As we look at it’s very easy for us as presently structured to acquire in the regions where we operate.

The skills we have are transferable, although we’d need additional people if we were for example to move into a place like Georgia or Alabama from Arkansas. The analysis is basically identical and we’ve been in the timber business for over 100 years, so we’re not novices at this, but we would have a somewhat different infrastructure. And, logically, the return to us from acquisitions near our current areas of operation, all things being equal, may be slightly higher, because we can do that with the existing infrastructure.

Kuni Chen - Banc of America Securities - Analyst

Okay, great. And as far as potential divestitures of maybe some of the manufacturing businesses, can you share with us what your kind of longer-term strategy there is regarding some of these businesses being core or non core?

Penn Siegel - Potlatch Corporation - Chairman and CEO

Sure, we started the process 4 or 5 years ago and really took a very hard look at every operation we had to see whether or not we were convinced that it could earn, at a minimum, it’s cost of capital over a cycle. And, as a result, some businesses are no longer with us. They’ve either been sold or closed. We also go through a process of evaluating what a business is worth to Potlatch shareholders, and that’s a fairly comprehensive look, which the board undertakes quite frequently to determine, and I’ll give you an example.

In OSB, there was a business which we sold a year ago, which was a core business. It was a business we liked very much and it was not a business which was for sale, and we turned down indications of interest from a couple of parties at levels that we thought were about what the business was worth to Potlatch shareholders, and there was no particular advantage to divesting. The Ainsworth company had the ability to leverage some of the technology that we had developed into markets that we couldn’t really access economically, and so the business had a higher

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

value to them, and while we liked it and didn’t want to sell it, when we are faced with a situation where someone else values one of our businesses more highly than we do, our board takes it very seriously.

We went through a fairly detailed process, decided that we were better off to exit that business. I have danced around your questions. The remaining businesses we have, both from a mill standpoint, mill by mill, and from an overall business standpoint, we believe are keepers that are businesses that we can continue to operate and businesses that will, over the cycle, more than earn their cost of capital. Having said that, some of those businesses may very well be more valuable to someone else as part of their system, as was the case in OSB, than they are to Potlatch shareholders.

And in that event, we take it very seriously, and if our board is offered a higher price for an asset or business than we believe we can justify for our shareholders, we will take it very seriously. That’s not comforting to employees, but that’s the case whether we’re a REIT or whether we’re a C Corp.

Kuni Chen - Banc of America Securities - Analyst

Okay, and just a little bit of a more technical question, sort of related to the same topic. To qualify to be REIT, there are obviously some income and asset tests, I think. I think the asset test was a little bit more challenging for you guys. Can you kind of walk through that process a little bit and just give us a sense to how much cushion there is under that and kind of what the trigger points would be there?

Penn Siegel - Potlatch Corporation - Chairman and CEO

We probably will not give you the exact cushion amount, but there’s more than one asset test, but the key one that we’re looking at is no more than 20% of the value of the REIT can be in the equity of TRS subs. There’s another 75-25 test, which is not much of a factor for us once you meet the first one.

In the TRS subs, most of the debt will reside, as well as significant amount of other long-term liabilities. And so as we go through that process, we have externally with a couple of experts gone through and evaluated the value of each of our businesses, and then looked at the combination of the total asset value of those TRS subs less the liabilities which they will be charged with. And on the other side — so that has nothing to do with shareholder book value as you might look at the shareholder books.

On the other side, we have gone out independently with an evaluation of our timber value, not the 400-odd million we show on the books, which is historic costs, but what’s the market value of our timberlands? And that goes into that calculation, and given those two calculations, while I won’t tell you the numbers, we are very comfortably under our maximum 20% TRS equity value.

Kuni Chen - Banc of America Securities - Analyst

Right, and just lastly, can you give us some CapEx guidance for next year?

Penn Siegel - Potlatch Corporation - Chairman and CEO

We haven’t. We are about a month away from going through our operating capital budgets. It is safe to say that the REIT will not be downstreaming any funds from the REIT itself to the TRSs, and we anticipate the TRSs will generate excess cash, probably substantial excess cash, above the amount we commit to invest. If you look at the TRS businesses today and you say from 2000 to 2004, how much capital did we spend in those businesses, taking out things like OSB or coated paper, which we don’t have anymore, we spent something less than $40 million a year, just slightly less, on all other projects within those TRSs. And we have depreciation in the TRSs, which is probably 50% plus higher than that, without taking into account income.

The TRSs have the ability to generate more than enough cash to fund their operations. We have a pretty disciplined process as we go through and allocate capital, and we allocate it based on first, things you have to do essential safety, fire protection, environmental, et cetera. And then equipment, which much be replaced, and then everything else is discretionary. And things get funded based on the returns to shareholders. And so, I don’t know what that number will be, and if I did, I wouldn’t tell you because we haven’t taken it to the board yet, but it will be well below depreciation.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

Kuni Chen - Banc of America Securities - Analyst

Great, thanks.

Penn Siegel - Potlatch Corporation - Chairman and CEO

You’re welcome.

Operator

Your next question comes from the line of Mark Weintraub of Buckingham Research.

Penn Siegel - Potlatch Corporation - Chairman and CEO

Good morning, Mark.

Mark Weintraub - Buckingham Research - Analyst

Good morning, Penn. Just one quick clarification on the EBITDA you had described as coming from the resources. Did that include land sales, and are those land sales—would that be good REIT income or not?

Penn Siegel - Potlatch Corporation - Chairman and CEO

It does include land sales. It is good REIT income, but it is for the first 10 years after one converts, it is taxable good REIT income. So you clearly have a tradeoff, Mark, at some point in time. If we were two years away from the end of that 10-year period, I think you would be very careful about selling land today and paying a 35% tax when you could sell it 2 years from now and pay no tax.

We are now 10 years away. Such things as conservation easements also represent from a tax standpoint a sale of assets. So, those also are taxable transactions for the first 10 years. Things like hunting leases and other types of leases, et cetera, are not taxable.

Mark Weintraub - Buckingham Research - Analyst

Okay, technically speaking, so that will run through the REIT or, that will run through the TRS?

Penn Siegel - Potlatch Corporation - Chairman and CEO

It will run through the REIT as long as it is not involved in a development type activity.

Mark Weintraub - Buckingham Research - Analyst

Okay. And you indicated that the majority of corporate expense will be allocated to TRS? Is it going to be on the order of 80%, or can you give us any feel for what that breakdown would be, roughly?

Penn Siegel - Potlatch Corporation - Chairman and CEO

To the extent that we’re talking about interest expense, the vast majority or virtually all of that will be in the taxable REIT subsidiary. To the extent of corporate expense, we haven’t finalized it yet, because it isn’t what Penn Siegel or Jerry Zuehlke would like to allocate. It is actually where the activities fall and we’re working through that process of being sure we have the systems set up and being tested to allocate to the REIT or the TRS the expenses associated with activities which belong to them.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

Mark Weintraub - Buckingham Research - Analyst

Okay. And then lastly, on the $2.60 dividend. Can you walk through what were the metrics you focused on in arriving to that number, and obviously you’ve indicated you had not included anything from the increase in harvest in the one region and the — as well as the poplar. Can you just walk through what were the metrics you focused on in coming to that 2.60?

Penn Siegel - Potlatch Corporation - Chairman and CEO

I can walk you through conceptually what we did with the board and with outside advisers. We first took a look at base case — excuse me, Mark, I won’t walk through the numerical numbers. But firs we took a look at base case numbers, which are our best forecast for each of the businesses over a 5 year period of time, and to the extent possible, we used pricing from someone such as Resource Information Systems, RISI, because they do forecast for 5 years.

We then walked through internally a series of downside scenarios in the — irrespective of what we believe the forecast is, we took various businesses to zero on an operating income period of time — excuse me, operating income over various periods of time and took all of them there and looked at all the TRSs, how bad could things go? We came up with our sensitivities by looking at history, by looking at what’s happened over the last few cycles that we have lived through, and we then presented all of that data and went through it in some detail with the board, to determine that we felt very comfortable that we can pay the 2.60.

That does not mean that we would not borrow money in a horrendous year, which could happen, not that we’re forecasting one, to maintain a dividend. But looking over any two or 3-year period, we were very comfortable with that 2.60 initial dividend. We also — it is conceivable, we do have a seasonal business where we earn more money in the second half than we do in the first each year.

So, it is conceivable that we could borrow money in the first half on that dividend to be returned in the second half, but we went through an awful lot of financial transactions and alternatives to be sure that the 2.60 was a dividend we were not going to be faced with having to reduce in the future.

Mark Weintraub - Buckingham Research - Analyst

I guess I was hoping to try and get a sense from a longer-term perspective what you feel is appropriate payout ratios on measures such as free cash flow, recognizing there is going to be variability over a 5 or a 7-year type of a period what do you think given your new structure is an appropriate type of payout ratio?

Penn Siegel - Potlatch Corporation - Chairman and CEO

We don’t have a specific target. It is something that the board looks at in view of current and perceived future circumstances. We did take a — as you would expect, a pretty good look at what our competition is doing in terms of FFO payouts or FAD payouts, and our payout doesn’t diverge very much from what we perceive to be the industry standard. But we don’t have a specific number, Mark, that we use. The board will make that decision each year as it goes through all of its deliberations.

Mark Weintraub - Buckingham Research - Analyst

Thank you, Penn.

Penn Siegel - Potlatch Corporation - Chairman and CEO

You’re welcome.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

Operator

Your next question comes from the line of Keith Wiley (ph) of Goldman Sachs. Please proceed.

Keith Wiley - Goldman Sachs - Analyst

Good morning.

Penn Siegel - Potlatch Corporation - Chairman and CEO

Good morning, Keith.

Keith Wiley - Goldman Sachs - Analyst

Just wanted a quick clarification. It sounded as if the debt was going to the subsidiary level. Is that correct, the current debt outstanding will now be at the subsidiary level?

Penn Siegel - Potlatch Corporation - Chairman and CEO

It will be at the subsidiary level, but it will be guaranteed from the REIT, so from a debt-holder standpoint, nothing has changed.

Keith Wiley - Goldman Sachs - Analyst

It will be guaranteed by the REIT?

Penn Siegel - Potlatch Corporation - Chairman and CEO

Yes.

Keith Wiley - Goldman Sachs - Analyst

Excellent, thank you.

Penn Siegel - Potlatch Corporation - Chairman and CEO

You’re welcome.

Operator

[Operator Instructions].

Penn Siegel - Potlatch Corporation - Chairman and CEO

Operator, we had an online question as to the business purpose for our conversion, and the business purpose for the conversion really is to provide us a cost of capital structure which allows us to be competitive in growing our timberland business over time. I’m not sure where the question came from, but it was written out and that’s the answer that I’ve got. If there’s a follow-up question, presumably it will show online.

Operator

And we have a question from the line of Kevin Schildt of Delaware Management Company. Please proceed.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

Kevin Schildt - Delaware Management Company - Analyst

Yes, I was wondering, have you talked to the rating agencies about this, and what do you expect them to do?

Penn Siegel - Potlatch Corporation - Chairman and CEO

We will be meeting with the rating agencies over the next couple of weeks, I think next week, and we have a very strong balance sheet right now, which at least form our standpoint is at least a couple of levels stronger than our current ratings. We will be talking to the rating agencies and walking them through the details, since they’re insiders, the projections and various downside calculations we’ve made, and the rating agencies then will do what the ratings agencies will do.

What we would like them to do and what they will do — they clearly are in business to look at us and everybody else in the world and to make decisions independently, but we have a very strong cash flow. We have a very strong balance sheet, and we are not really changing that to any degree.

Kevin Schildt - Delaware Management Company - Analyst

But you have not had any conversations with them up until this about the REIT?

Jerry Zuehlke - Potlatch Corporation - VP, Finance and CFO

Well, we’ve obviously kept them aware of the process that the board has been going through, and they knew that the board was meeting this past weekend, and they obviously know that a decision was being made, that they would see that decision as we speak and we already have appointments with them next week. So, they were aware of the processes. They know what our thought processes had been. The only thing they didn’t know was the final decision of the board, which they now know, and we will be giving them all those details, as Penn described, next week.

Kevin Schildt - Delaware Management Company - Analyst

Okay, thank you.

Penn Siegel - Potlatch Corporation - Chairman and CEO

You’re welcome.

Operator

And at this time gentlemen, I’m showing no further questions.

Jerry Zuehlke - Potlatch Corporation - VP, Finance and CFO

Okay, well, thank you all for joining us. We were happy to make this announcement and we look forward to performing as a REIT in the future, all things coming to an end as we would like them. So than you Nika, and thank you everyone.

Penn Siegel - Potlatch Corporation - Chairman and CEO

Thanks. We appreciate it very much. Thanks for the short notice.

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FINAL TRANSCRIPT

Sep. 19. 2005 / 8:00AM, PCH - Potlatch Conference Call

Operator

Once again, ladies and gentlemen, we thank you for your participation in today’s conference. This concludes today’s presentation. You may now disconnect. Have a great day.

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CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical and factual information contained in this transcript, the matters set forth in this transcript, including statements as to our proposed REIT conversion as of January 1, 2006, the expected initial dividend rate post conversion, the anticipated amount of our E&P distribution, the expected effect of a REIT structure on our cash flow and ability to make future forestland acquisitions, and our plans for selling hybrid poplar sawlogs and increasing the harvest level on our Idaho timberlands and the effects of these plans on cash flows and earnings, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that we will fail to qualify as a REIT or fail to remain qualified as a REIT, uncertainties regarding the amount of the E&P distribution, that the dividend rate may fluctuate based on changes in our operating results and financial condition, cyclical conditions in our business and particularly our manufacturing operations, general economic conditions, competition, currency exchange rates, changes in significant expenses such as energy costs, unforeseen environmental or other liabilities and other risk factors relating to the planned REIT conversion and our business as detailed from time to time in our reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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Information contained in this document is not a substitute for the preliminary proxy statement/prospectus that is part of the registration statement on Form S-4 of Potlatch Holdings, Inc., which was filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2005, in connection with the proposed conversion of Potlatch Corporation (the “Company”) to a real estate investment trust, or REIT. The Company will restructure its operations in connection with the proposed REIT conversion and, as part of this restructuring, it will effect a merger involving a wholly owned subsidiary of the Company called Potlatch Holdings, Inc. The preliminary proxy statement/prospectus is a proxy statement of the Company and is a prospectus of Potlatch Holdings, Inc. STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AS WELL AS THE FINAL PROXY STATEMENT/PROSPECTUS WHEN FILED WITH THE SEC, BECAUSE OF ITS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE COMPANY, POTLATCH HOLDINGS, INC., THE PROPOSED REIT CONVERSION AND THE PROPOSED MERGER. The registration statement on Form S-4 and proxy statement/prospectus, as well as other documents of the Company and Potlatch Holdings, Inc. that will be filed with the SEC, are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to the Company at 601 West Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attention: Corporate Secretary, or by telephone at (509) 835-1500, or by email at investorinfo@potlatchcorp.com, or through the Company’s website (www.potlatchcorp.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC.

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